  As filed with the Securities and Exchange Commission on August 31, 2000
                                                      Registration No. 333-33804
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                                   _________

                                AMENDMENT NO. 2
                                      TO
                                   FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                   _________

                             PLAINS RESOURCES INC.
            (Exact name of registrant as specified in its charter)


                Delaware                               13-2898764
    (State or other jurisdiction of       (I.R.S. Employer Identification No.)
     incorporation or organization)

                             500 Dallas, Suite 700
                             Houston, Texas 77002
                                (713) 654-1414
(Address,  including zip code,  and telephone  number,  including  area code, of registrant's principal executive offices)
                                ______________

                                   Tim Moore
                      Vice President and General Counsel
                             Plains Resources Inc.
                             500 Dallas, Suite 700
                             Houston, Texas 77002
                                (713) 654-1414

(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ______________

                                   Copy to:
                                John A. Watson
                          Fulbright & Jaworski L.L.P.
                           1301 McKinney, Suite 5100
                           Houston, Texas 77010-3095
                                (713) 651-5151
                                ______________

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statements for the same offering. [_]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

--------------------------------------------------------------------------------
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effected. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buyer these securities in any state where the offer or sale is not permitted.
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED AUGUST 31, 2000

PROSPECTUS

                               [GRAPHIC OMITTED]


                                 COMMON STOCK

                               5,469,777 Shares
                                ______________

         This prospectus relates to the offer and sale of up to 5,469,777 shares of Plains Resources Inc. common stock by some of our stockholders. See "Selling Stockholders". These shares of common stock are not currently outstanding, but may be issued in the future upon conversion of our Series F preferred stock by the selling stockholders. We will not receive any proceeds from any of these sales.


         Our common stock is traded on the American Stock Exchange under the symbol "PLX." The closing price on August 30, 2000, as reflected on the American Stock Exchange, was $17 11/16 per share. Our principal executive offices are located at 500 Dallas, Suite 700, Houston, Texas 77002, and our telephone number is (713) 654-1414.

                                ______________

 For information concerning those risks that you bear in purchasing the common stock sold in this offering see "Risk Factors" beginning on page 3.
                                ______________


        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                ______________


August 31, 2000

                               TABLE OF CONTENTS



                                                                           Page
Risk Factors................................................................  3

About Plains Resources Inc..................................................  6

Forward-Looking Statements and Associated Risks............................. 11

Selling Stockholders........................................................ 12

Plan of Distribution........................................................ 15

Where You Can Find More Information......................................... 16

Legal Matters............................................................... 16

Experts  ................................................................... 17

Reserve Engineers .......................................................... 17


                                 RISK FACTORS

         You should carefully consider the following risk factors, together other information contained or incorporated by reference in this prospectus, evaluating whether to invest in our shares.

         We recently suffered a large loss from unauthorized crude oil trading by a former employee. A loss of this kind could occur again in future in spite of our best efforts to prevent it.

         Generally, it is our policy that as Plains All American purchases crude oil, it establishes a margin by selling crude oil for physical deliver to third-party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation under futures contracts on the NYMEX. Through these transactions, we seek to maintain a position that is substantially balanced between purchases, on the one hand, and sales or future delivery obligations, on the other hand. Our policy is not to acquire and hold crude oil, futures contracts or derivative products for the purpose of speculating on price changes. As discussed more fully under "We Recently Experienced a Large Unauthorized Crude Oil Trading Loss" at page 8, we discovered in November 1999 that this policy was violated by one of our former employees, which resulted in losses of approximately $174.0 million, including estimated associated costs and legal expenses. We have taken steps within our organization to enhance our processes and procedures to prevent future unauthorized trading. We cannot assure you, however, that these steps will detect and prevent all violations of our trading policies and procedures, particularly if deception or other intentional misconduct is involved.





         We have a substantial amount of debt, which could limit our future financial flexibility.





         As of June 30, 2000, our total long-term debt and stockholders' equity were $562.0 million and $59.4 million, respectively. In addition, we may incur additional indebtedness under our credit facilities. We have a $225.0 million revolving credit facility under which approximately $15.0 million was outstanding at June 30, 2000. Plains All American has a $400.0 million senior secured revolving credit facility under which approximately $267.3 million was outstanding at June 30, 2000. Plains All American also has a $300.0 million senior secured letter of credit and borrowing facility under which letters of credit of approximately $129.4 million and borrowings of approximately $3.0 million were outstanding at June 30, 2000.

         Our level of indebtedness will have several important effects on our future operations, including

               . a substantial portion of our cash flow from operations must be dedicated to the payment of interest on our indebtedness and will not be available for other purposes,

               . covenants contained in our debt obligations will require us to meet certain financial tests, and other restrictions will limit our ability to borrow additional funds or to dispose of assets and may affect our flexibility in planning for, and reacting to, changes in our business, including possible acquisition activities and

               . our existing debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes.

         Our ability to meet our debt service obligations and to reduce our total indebtedness will depend on our future performance. Our performance will be subject to general economic conditions and to financial, business and other factors affecting our operations. Many of these factors are beyond our control. We cannot assure you that our business will continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance all or some of our existing debt or to obtain additional financing. We cannot assure you that a refinancing would be possible or that we could obtain any additional financing.

         Some of our operations are in densely populated areas. This increases our risk of damages in the event of a catastrophic accident. We are not fully insured against all risks.

         Our operations are subject to all of the risks normally incident to the exploration for and the production of crude oil and natural gas, including blowouts, cratering, oil spills and fires, each of which could result in damage to or destruction of crude oil and natural gas wells, production facilities or other property, or injury to persons. Our operations in California, including transportation of crude oil by pipelines within the city of Los Angeles, are especially susceptible to damage from earthquakes and involve increased risks of personal injury, property damage and marketing interruptions because of the population density of the area. Although we maintain insurance coverage considered to be customary in the industry, we are not fully insured against some risks, including earthquake risk in California, either because insurance is not available or because of high premium costs. The occurrence of a significant event that is not fully insured against could have a material adverse effect on our financial position.

         Our insurance does not cover every potential risk associated with operating our pipelines, including the potential loss of significant revenues. Consistent with insurance coverage generally available to the industry, our insurance policies provide limited coverage for losses or liabilities relating to pollution, with broader coverage for sudden and accidental occurrences. A pipeline may experience damage as a result of an accident or other natural disaster. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damages and suspension of operations.

         A significant portion of Plains All American's gross margin is derived from two offshore California oil fields. Production from these fields is declining.

         A significant portion of the gross margin of Plains All American is derived from the Santa Ynez and Point Arguello fields located offshore California. For the year ended December 31, 1999, gross revenues less fuel and power expenses were $30.6 million from Santa Ynez and $10.6 million from Point Arguello. Plains All American has entered into contracts with the producers of most of the production from these fields under which they have agreed to ship all of their production from these fields on the All American Pipeline through August 2007. The contracts do not require the producers to ship any minimum volumes. Average daily volumes received from the Santa Ynez and Point Arguello fields have declined from 92,000 and 60,000 barrels, respectively, in 1995 to 55,000 and 19,000 barrels, respectively, for the second quarter of 2000. We expect that there will continue to be natural production declines from each of these fields as the underlying reservoirs are depleted. As operator of the Point Arguello field, we are currently conducting additional drilling and other activities in this field. We cannot assure you that these activities will affect the natural decline in production. In addition, if production is disrupted in these fields because of production problems, transportation problems or other reasons, then it would have a material adverse effect on our midstream business.

         Our hedging arrangements for our crude oil production could reduce the price we would receive in the absence of those arrangements.

         To manage our exposure to commodity price risk, we routinely enter into hedging arrangements under which we hedge a portion of our crude-oil production. See "Upstream: Crude Oil and Natural Gas Production" at page 7. Our hedging arrangements provide us protection on the hedged volumes if crude oil prices decline below the prices at which these hedges are set. But ceiling prices in our hedges may cause us to receive less revenue on the hedged volumes than we would receive in the absence of hedges. At December 31, 1999, and June 30, 2000, the total market value of our crude oil subject to hedges exceeded the amounts we will receive under our hedged prices by approximately $21.0 million and $40.0 million, respectively.





         To manage our exposure to commodity price risk, we routinely hedge a portion of our crude oil production.

         The quantity of proved reserves we report is especially sensitive to decreases in crude oil prices.

         Because reservoirs deplete over time and a substantial portion of production costs are fixed, a point is reached when additional reserves from a reservoir are no longer economically recoverable. Our reserves are mainly crude oil and are characterized by a long recovery time relative to U.S. industry averages. As a result, changes in the prices we receive for our production will affect our total economically recoverable reserve volumes more than if our crude oil reserves were expected to be recovered at a faster rate. Historically, the prices for oil and natural gas have been volatile and are likely to continue to be volatile in the future. The prices that we receive for our oil and natural gas production and the levels of our production are subject to wide fluctuations and depend on numerous factors that we do not control. Decreases in the prices of oil and natural gas have had, and could have in the future, an adverse effect on the carrying value of our proved reserves and our revenues, profitability and cash flow.

                          ABOUT PLAINS RESOURCES INC.

                             What Is Our Business?

         We are an independent energy company engaged in two related lines of business. Our first line of business, which we refer to as "upstream", acquires, exploits, develops, explores and produces crude oil and natural gas. Our second line of business, which we refer to as "midstream", engages in the marketing, transportation and terminalling of crude oil. Terminals are facilities where crude oil is transferred to or from storage or a transportation system, such as a pipeline, to another transportation system, such as trucks or another pipeline. The operation of these facilities is called "terminalling". We conduct this second line of business through our majority ownership in Plains All American Pipeline, L.P.

         One of our wholly owned subsidiaries, Plains All American Inc., is both the general partner and majority owner of Plains All American. Because it holds the general partner interest and owns approximately 18.2 million common and subordinated units, Plains All American Inc. holds an approximate 54% interest in Plains All American. For financial statement purposes, the assets, liabilities and earnings of Plains All American are included in our consolidated financial statements, with the public unitholders' interest reflected as a minority interest. The following chart sets forth the organization relationship of the subsidiaries in our two lines of business:

                         [PLAINS ORGANIZATIONAL CHART]


                Upstream: Crude Oil and Natural Gas Production

         We own several crude oil and natural gas properties, and we continually seek to acquire additional crude oil and natural gas properties that fit within our business strategy. We specialize in acquiring and then effectively exploiting and developing crude oil and natural gas properties that we believe have not been exploited and developed to their full potential. Generally, our business strategy begins with the acquisition of crude oil or natural gas properties that have produced significant volumes since initial discovery and that have significant estimated reserves in place. These properties are usually owned by major integrated or large independent oil and natural gas companies. After acquiring these properties, we seek to increase the efficiency of existing wells by improving production and recovery techniques and by reducing production expenses. We may also drill additional development wells. Our management believes that it has developed a proven record in increasing cash flow by acquiring and exploiting these types of properties. Our crude oil and natural gas producing properties are mainly located in California in the Los Angeles Basin, the Arroyo Grande Field and the Mt. Poso Field; offshore California in the Point Arguello Field; the Sunniland Trend of South Florida; and the Illinois Basin in southern Illinois. In addition, we commit a minor portion of our capital to pursue higher-risk exploration opportunities that offer potentially higher rewards in areas that complement our core business strategy discussed above. We take advantage of the marketing expertise that Plains All American has developed through our marketing agreement with Plains All American under which Plains All American is the exclusive purchaser/marketer of all our equity crude oil production.

         During the five-year period ended December 31, 1999, we incurred total costs of approximately $436.6 million in acquiring, exploiting, developing and exploring crude oil properties. We spent approximately 97% of this capital in acquisition, exploitation and development activities, and we spent approximately 3% on our exploration activities. By implementing our business strategy, during that period we added to our crude oil and natural gas reserves approximately
204.9 million barrels of oil equivalent, at a cost of $2.13 per barrels of oil equivalent, including revisions of estimates but excluding production.

         To manage our exposure to commodity price risk, we routinely hedge a portion of our crude oil production.

         Our management intends to continue to maintain hedging arrangements for a significant portion of our production. Our hedging arrangements provide us protection on the hedged volumes if crude oil prices decline below the prices at which these hedges are set. But ceiling prices in our hedges may cause us to receive less revenue on the hedged volumes than we would receive in the absence of hedges. At December 31, 1999, and June 30, 2000, the total market value of our crude oil subject to hedges exceeded the amounts we will receive under our hedged prices by approximately $21.0 million and $40.0 million, respectively. See "Our hedging arrangements for our crude oil production could reduce the price we would receive in the absence of those arrangements" at page 5.

               Midstream: Crude Oil Marketing, Transportation and Terminalling

         Our second line of business consists of:

            .     gathering crude oil from the fields where the crude oil is produced;
            .     interstate and intrastate transportation of crude oil through pipelines, trucks or barges;
            .     storing crude oil in our storage tanks;
            .     transferring crude oil from pipelines and storage tanks to trucks, barges or other pipelines through our terminals;
            .     marketing crude oil produced by Plains Resources;
            .     the purchase of crude oil at the well and the bulk purchase of crude oil at pipeline and terminal facilities; and
            .     the subsequent resale or exchange of crude oil at various
                  points along the crude oil distribution chain.

         We conduct these businesses through Plains All American, which was formed in 1998 to acquire and operate the business and assets of our subsidiaries in this business segment. During the second quarter of 2000, Plains All American handled an average of approximately 570,000 barrels of crude oil per day. This segment of our business conducts its operations primarily in California, Texas, Oklahoma, Louisiana and the Gulf of Mexico.

         The principal assets used in this segment include:

               .    a 3.1 million barrel, above-ground crude oil storage and
                    terminal facility at Cushing, Oklahoma;
               .    the segment of the All American Pipeline that extends
                    approximately 140 miles from Las Flores, California to
                    Emidio, California;
               .    the San Joaquin Valley Gathering System in California;
               .    the West Texas Gathering System, the Spraberry Pipeline
                    System, and the East Texas Pipeline System, which are all
                    located in Texas;
               .    the Sabine Pass Pipeline System in southwest Louisiana and southeast Texas;
               .    the Ferriday Pipeline System in eastern Louisiana and
                    western Mississippi;
               .    the Illinois Basin Pipeline System in southern Illinois; and
               .    approximately 280 trucks, 325 tractor-trailers and 290
                    injection stations, which are owned or leased and used in our gathering and marketing activities.

         Plains All American's Cushing facility is a state-of-the-art, 3.1 million barrel, above-ground crude oil storage and terminalling facility. Cushing, Oklahoma is the largest crude oil trading hub in the United States and the designated delivery point for NYMEX crude oil futures contracts. We also have an additional 6.6 million barrels of storage and terminalling capacity in our other facilities, including tankage associated with our pipeline and gathering systems. Our storage and terminal operations increase our margins in our business of purchasing and selling crude oil and also generate revenue through a combination of storage and throughput charges to third parties.

         We Recently Sold a Segment of the All American Pipeline.

         In March 2000, we sold to a unit of El Paso Energy Corporation for $129.0 million the segment of the All American Pipeline that extends from Emidio, California to McCamey, Texas. Except for minor third-party volumes, one of our subsidiaries, Plains Marketing, L.P., has been the sole shipper on this segment of the pipeline since its predecessor acquired the line from the Goodyear Tire & Rubber Company in July 1998. We realized net proceeds of approximately $124.0 million after associated transaction costs and estimated costs to remove some equipment. We used the proceeds from the sale to reduce the outstanding debt of Plains All American. We recognized a gain of approximately $20.1 million in connection with this sale. During 1999, we reported gross margin of approximately $5.0 million from volumes transported on the segment of the line that was sold.

         We had suspended shipments of crude oil on this segment of the pipeline in November, 1999. At that time, we owned approximately 5.2 million barrels of crude oil in the segment of the pipeline. We sold this crude oil from November, 1999 to February, 2000 for net proceeds of approximately $100.0 million, which we used for working capital purposes. We recognized a total gain of approximately $44.6 million in connection with the sale of the crude oil.

         We Recently Experienced a Large Unauthorized Crude Oil Trading Loss

         In November 1999, we discovered that a former employee of Plains All American had engaged in unauthorized trading activity, resulting in a loss of approximately $174.0 million, which includes estimated associated costs and legal expenses. A full investigation into the unauthorized trading activities by outside legal counsel and independent accountants and consultants determined that the vast majority of the losses occurred from March through November 1999, and the impact warranted a restatement of previously reported financial information for 1999 and 1998. Because the financial statements of Plains All American are consolidated with our financial statements, adverse effects on the financial statements of Plains All American directly affect our consolidated financial statements. As a result, we have restated our previously reported 1999 and 1998 results to reflect the losses incurred from these unauthorized trading activities.

         Normally, as Plains All American purchases crude oil, it establishes a margin by selling crude oil for physical delivery to third-party users or by entering into a future delivery obligation with respect to futures contracts. The employee in question violated Plains All American's policy of maintaining a position that is substantially balanced between crude oil purchases and sales or future delivery obligations. The unauthorized trading and associated losses resulted in a default of certain covenants under Plains All American's then-existing credit facilities and significant short-term cash and letter of credit requirements. In December 1999, Plains All American executed amended credit facilities and obtained default waivers from all of its lenders. Plains All American paid approximately $13.7 million to its lenders in connection with the amended credit facilities. In connection with the amendments, we loaned approximately $114.0 million to Plains All American. We financed the $114.0 million that we loaned Plains All American with:

         .    the issuance of a new series of our Series F preferred stock for proceeds of $50.0 million;
         .    cash distributions of approximately $9.0 million made in November
              1999 to Plains All American's general partner; and
         .    $55.0 million of borrowings under our revolving credit facility.

         On May 8, 2000, Plains All American entered into new bank credit agreements to refinance Plains All American's existing bank debt and repay the $114.0 million owed to us. The new bank credit agreements also provide Plains All American with additional flexibility for working capital, capital expenditures and other general corporate purposes. At closing, Plains All American had $256.0 million outstanding under a $400.0 million senior secured revolving credit facility. Plains All American also had at closing letters of credit of approximately $173.8 million and borrowings of approximately $20.3 million outstanding under a separate $300.0 million senior secured letter of credit and borrowing facility. Please see "Management's Discussion and Analysis-Liquidity and Capital Resources-Credit Facilities" in our Quarterly Report on Form 10-Q filed August 14, 2000 for additional information about the terms of these new credit facilities.



         We have taken appropriate and aggressive steps within our organization to enhance our processes and procedures to prevent future unauthorized trading. One of such steps includes the creation of a new professional risk management position. This risk manager has direct responsibility and authority for our trading controls and procedures and other aspects of corporate risk management. But we cannot assure you that such steps will detect and prevent all violations of our trading policies and procedures, particularly if deception or other intentional misconduct is involved.

         Texas Securities Litigation.

         On November 29, 1999, a class action lawsuit was filed in the United States District Court for the Southern District of Texas entitled Di Giacomo v. Plains All American Pipeline, L.P., et al. The suit alleged that Plains All American Pipeline, L.P. and certain of the general partner's officers and directors violated federal securities laws, primarily in connection with unauthorized trading by a former employee. An additional nineteen cases were filed in the Southern District of Texas, some of which name the general partner and us as additional defendants. Plaintiffs allege that the defendants are liable for securities fraud violations under Rule 10b-5 and Section 20(a) of the Securities Exchange Act of 1934 and for making false registration statements under Sections 11 and 15 of the Securities Act of 1933. The court has consolidated all subsequently filed federal securities claims under two actions. The first action consolidates all actions filed by purchasers of our common stock and options, which is captioned Koplovitz v. Plains Resources Inc., et al. The second action consolidates all actions filed by purchasers of Plains All American's common units, and is captioned Di Giacomo v. Plains All American Pipeline, L.P., et al. Consolidated amended complaints were filed on July 14, 2000 for both of these consolidated actions. The general partner is no longer named as a defendant in these actions. Responsive pleadings or motions on behalf of the defendants are due on September 27, 2000.

         The plaintiffs in the Texas securities litigation seek, among other things, damages for all losses and damages allegedly sustained by the plaintiffs from the unauthorized trading loss and defendants' alleged misconduct, and any additional relief as may be just and proper under the circumstances.

         Texas Derivative Litigation.

         On July 11, 2000, a derivative lawsuit was filed in the United States District Court of the Southern District of Texas entitled Fernandes v. Plains All American Inc., et al, naming the general partner, its directors and certain of its officers as defendants. This lawsuit contains the same claims and seeks the same relief as the Delaware derivative litigation, described below. A motion to dismiss was filed on behalf of the defendants on August 14, 2000.

         Delaware Derivative Litigation.

         On December 3, 1999, two derivative lawsuits were filed in the Delaware Chancery Court, New Castle County, entitled Susser v. Plains All American Inc., et al and Senderowitz v. Plains All American Inc., et al. These suits, and three others which were filed in Delaware subsequently, named the general partner, its directors and certain of its officers as defendants, and allege that the defendants breached the fiduciary duties that they owed to Plains All American Pipeline, L.P. and its unitholders by failing to monitor properly the activities of its employees. The court has consolidated all of the cases under the caption In Re Plains All American Inc. Shareholders Litigation, and has designated the complaint filed in Susser v. Plains All American Inc. as the complaint in the consolidated action. A motion to dismiss was filed on behalf of the defendants on August 11, 2000.

         The plaintiffs in the Delaware derivative litigation seek that the defendants

               . account for all losses and damages allegedly sustained by Plains All American from the unauthorized trading losses;

               . establish and maintain effective internal controls ensuring that our affiliates and persons responsible for our affairs do not engage in wrongful practices detrimental to Plains All American;

               . pay for the plaintiffs' costs and expenses in the litigation, including reasonable attorneys' fees, accountants' fees, and experts' fees; and

               . provide the plaintiffs any additional relief as may be just and proper under the circumstances.

         We intend to vigorously defend the claims made in the Delaware and Texas derivative litigation and the Texas securities litigation. However, there can be no assurance that we will be successful in our defense or that these lawsuits will not have a material adverse effect on our financial position or results of operation.

         We, in the ordinary course of business, are a claimant and/or a defendant in various other legal proceedings in which our exposure, individually and in the aggregate, is not considered material.

                FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

         All statements, other than statements of historical fact, included in this prospectus and the documents we have incorporated by reference into this prospectus are forward-looking statements. These include statements identified by the words "anticipate," "believe," "estimate," "expect," "plan," "intend" and "forecast" and similar expressions and statements regarding our business strategy, plans and objectives of our management for future operations. These statements reflect our current views with respect to future events, based on what we believe are reasonable assumptions. These statements, however, are subject to certain risks, uncertainties and assumptions, including, but not limited to:

               .    the availability of adequate supplies of and demand for
                    crude oil in the areas in which we operate;
               .    the impact of crude oil price fluctuations;
               .    the effects of competition;
               .    the success of our risk management activities;
               .    the availability (or lack thereof) of acquisition or
                    combination opportunities;
               .    the impact of current and future laws and governmental
                    regulations;
               .    environmental liabilities that are not covered by an
                    indemnity or insurance; and
               .    general economic, market or business conditions.

         If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from the results anticipated in the forward-looking statements. Except as required by applicable securities laws, we do not intend to update these forward-looking statements and information.

                             SELLING STOCKHOLDERS

         The selling stockholders are the holders of our Series F preferred stock. The selling stockholders include transferees, donees, pledgees or other successors selling shares received from a selling stockholder named below after the date of this prospectus. The selling stockholders bought 50,000 shares of our Series F preferred stock in December 1999. The selling stockholders may acquire more shares of our Series F preferred stock if we choose to pay future dividends as additional shares of preferred stock.

         The selling stockholders may acquire the common stock offered by this prospectus if they convert their Series F preferred stock into common stock. As of August 30, 2000, each share of Series F preferred stock is convertible into the number of shares of common stock that equals $1,000 divided by $12.25, or
81.63. The shares of Series F preferred stock were sold for $1,000 per share, and $12.25 is a negotiated conversion rate that represented an approximate 2% premium over the trading price of our common stock at the time of the sale of the Series F preferred stock. This formula can be adjusted if we divide or consolidate our common stock, sell our common stock for a price less than $12.25 or take other actions that affect the value of our common stock. As of August 30, 2000, if the selling stockholders converted all of their shares of Series F preferred stock into common stock, they would own approximately 4,081,633 shares of our common stock, which represents 22.7% of our common stock currently outstanding. Any additional shares of Series F preferred stock that they receive as dividends, as discussed more fully below, may also be converted into common stock.

         Pursuant to the Certificate of Designation for the Series F preferred stock, we must declare a dividend on the Series F preferred stock twice a year. We have the right under the Certificate of Designation for the Series F preferred stock, instead of paying the dividend in cash or other property, to pay the divided in additional shares of Series F preferred stock. But we can only pay these dividends in shares of Series F preferred stock six times. If we pay these dividends in shares of Series F preferred stock all or some of the times that we are allowed to do so, then the selling stockholders will receive more shares of Series F preferred stock, and thus would receive additional shares of common stock upon conversion of the Series F preferred stock. We do not know how many times we will pay the divided in shares of Series F preferred stock. As shown in the table below, we have included in the shares covered by this offering the maximum number of shares that the selling stockholders may receive upon conversion of Series F preferred stock assuming we pay five dividends in additional shares of Series F preferred stock.

         The selling stockholders may also acquire the common stock offered by this prospectus if we exchange shares of our common stock for the Series F preferred stock. We have the right to exchange shares of our common stock for the Series F preferred stock if, after December 15, 2001, the fair market value of our common stock is at least $21.60 for any 60 consecutive business days. If we elect to exercise this right to exchange, then holders of Series F preferred stock will receive the same number of shares of common stock as they would receive if they convert their shares of Series F preferred stock as discussed above.

         We have the option to redeem the preferred stock after December 15, 2003. The redemption price is initially $1,100 per share, and declines over time. On December 15, 2007 we must redeem each outstanding share of Series F preferred stock for $1,000 per share.

         The following table sets forth the name of each selling stockholder, the number of shares of common stock owned by each selling stockholder as of June 23, 2000, and the number of shares of common stock that may be offered by each selling stockholder pursuant to this prospectus. Under many of the headings in the table below, we have created two columns, which are designed to reflect the impact that the payment of dividends in shares of Series F preferred stock may have on the number of shares of common stock sold in this offering. The selling stockholders may receive up to 17,005 shares of Series F preferred stock from future dividends, which, as of June 23, 2000, would be convertible into 1,388,163 shares of common stock. Any of the shares listed below under the heading "Shares to be offered pursuant to this prospectus" may be offered for sale by a selling stockholder from time to time. The table also sets forth any position, office or any other material relationship that any selling stockholder has had with us within the past three years.

                                  Number of shares of       % of common stock held          Shares to be
                                  common stock held by    by each selling stockholder     offered pursuant
                                each selling stockholder      before the offering        to this prospectus
                                ------------------------  ---------------------------  ----------------------
                                 Currently                 Currently                    Currently
                                 Owned (1)   Maximum (2)   Owned (1)     Maximum(2)     Owned (1) Maximum (2)
-----------------------------   ----------   -----------  ----------   --------------  ---------- -----------
EnCap Energy Capital Fund
III , L.P....................    1,568,853     1,845,998      8.0           9.3           814,903   1,092,048
EnCap Energy Capital Fund
III-B, L.P...................    1,186,496     1,396,102      6.2           7.2           616,313     825,918
BOCP Energy Partners,
L.P. ........................      383,873       451,686      2.1           2.5           199,396     267,210
Energy Capital Investment
Company PLC..................      553,980       651,845      3.0           3.5           287,755     385,619
Kayne Anderson Energy
Fund, L.P....................    1,785,500     1,924,314      9.0           9.7           408,163     546,978
Kayne Anderson Diversified
Capital Partners, L.P.             918,046       945,809      5.1           5.2            81,633     109,396
Kayne Anderson Non-
Traditional Investments,
L.P..........................      742,944       770,707      4.1           4.2            81,633     109,396
Arbco Associates, L.P........    1,312,910     1,410,080      7.0           7.5           285,714     382,884
Kayne Anderson Capital
Partners, L.P................      292,655       299,595      1.7           1.7            20,408      27,349
Kayne Anderson Offshore
Limited......................      118,827       121,604      0.7           0.7             8,163      10,940
Kayne Anderson Capital
Income Partners (Q.P.), L.P..       81,633       109,396      0.5           0.6            81,633     109,396
Hallco, Inc..................      163,265       218,791      0.9           1.2           163,265     218,791
Buena Vista Four Associates..       47,616        61,498      0.3           0.3            40,816      54,698
Michael Targoff Insurance
Trust UAD 1/3/90.............      100,512       114,393      0.6           0.6            40,816      54,698
Michael B. Targoff...........      228,057       241,939      1.3           1.3            40,816      54,698
Newberg Family Trust DTD
12/18/90.....................       81,633       109,396      0.5           0.6            81,633     109,396
EOS Partners, L.P............      255,165       310,691      1.4           1.7           163,265     218,791
Richard A. Kayne.............      183,784       237,921      1.0           1.3           159,184     213,321
John E. Anderson.............      244,898       328,187      1.3           1.8           244,898     328,187
Strome Offshore Limited......      756,922       812,448      4.2           4.5           163,265     218,791
Strome Hedgecap Fund L.P.....      327,381       350,979      1.8           1.9            69,388      92,986
Strome Hedgecap Limited......       69,547        73,711      0.4           0.4            12,245      16,409
Thomas T. Hacking............       18,327        23,879      0.1           0.1            16,327      21,879
                                ----------    ----------   ---------  ----------      -----------   ---------
            Totals              11,422,823    12,810,967     60.2%        65.8%         4,081,631   5,469,777
                                ==========    ==========   =========  ==========      ===========   =========

                                  % of common
                                 stock held by
                                  each selling
                                  stockholder   Office, position or
                                   after the     relationship with
                                 offering (3)    Plains Resources
-----------------------------   --------------  -------------------
EnCap Energy Capital Fund
III , L.P....................         4.0                (4)
EnCap Energy Capital Fund
III-B, L.P...................         3.0                (4)
BOCP Energy Partners,
L.P. ........................         1.0                (4)
Energy Capital Investment
Company PLC..................         1.5                (4)
Kayne Anderson Energy
Fund, L.P....................         7.1                (5)
Kayne Anderson Diversified
Capital Partners, L.P.                4.6                (5)
Kayne Anderson Non-
Traditional Investments,                                 (5)
L.P..........................         3.6
Arbco Associates, L.P........         5.6                (5)
Kayne Anderson Capital
Partners, L.P................         1.5                (5)
Kayne Anderson Offshore
Limited......................         0.6                (5)
Kayne Anderson Capital
Income Partners (Q.P.), L.P..           0                (5)
Hallco, Inc..................           0                (6)
Buena Vista Four Associates..         0.04               (7)
Michael Targoff Insurance
Trust UAD 1/3/90.............         0.3                (8)
Michael B. Targoff...........         1.0
Newberg Family Trust DTD
12/18/90.....................           0                (9)
EOS Partners, L.P............         0.5               (10)
Richard A. Kayne.............         0.1                (5)
John E. Anderson.............           0                (5)
Strome Offshore Limited......         3.3               (11)
Strome Hedgecap Fund L.P.....         1.4               (11)
Strome Hedgecap Limited......         0.3               (11)
Thomas T. Hacking............         0.01
                                   -------
            Totals                   39.45%
                                   =======


----------

(1) Includes that number of shares of common stock into which a selling stockholder could convert the shares of Series F preferred stock owned by him as of June 23, 2000.

(2) Represents the maximum number of shares of common stock that a selling stockholder could acquire upon conversion of shares of Series F preferred stock owned by him as of June 23, 2000, plus the maximum number of additional shares of Series F preferred stock that may be issued to him as dividends.

(3) Consists of shares of common stock owned by selling stockholder as of June 23, 2000, excluding any shares of common stock issuable upon conversion of Series F Preferred Stock.

(4) These selling stockholders are affiliates of EnCap Investments L.C. Collectively, such selling stockholders own 3,693,202 shares of common stock, including shares of common stock issuable upon conversion of our Series F preferred stock and our Series G preferred stock, which constitutes approximately 17.1 % of our common stock. In connection with our sale of Series F preferred stock in December, 1999, if EnCap Investments L.C. requests, we must use reasonable efforts to cause our board of directors to be expanded and to cause EnCap's nominee to be elected to our board of directors. EnCap has not yet requested us to take these steps. EnCap Investments L.L.C., a Delaware Corporation, serves as general partner for EnCap Energy Capital Fund III, L.P. and EnCap Energy Capital Fund III-B, L.P. In addition, EnCap Investments L.L.C. serves as Manager of BOCP Energy Partners, L.P. As such, EnCap Investments L.L.C. has sole discretion over investments made by these entities. The Managing Directors of EnCap Investments L.L.C. include Gary R. Petersen, Robert L. Zorich, D. Martin Phillips, and David B. Miller. Energy Capital Investment Company PLC has sole discretion over its own investments. The Board of Directors for Energy Capital Investment Company PLC consists of Peter Tudball (Chairman), Leo Deschuyteneer, Alan Henderson, James Ladner, Gary Petersen, and William Vanderfelt.

(5) These selling stockholders are affiliates or clients of Kayne Anderson Investment Management, Inc. Robert V. Sinnott, a Vice President of Kayne Anderson, is also one of our directors. Collectively, such selling stockholders own 5,681,195 shares of common stock, including shares of common stock issuable upon conversion of our Series F preferred stock and our Series G preferred stock and the exercise of warrants, which constitutes approximately 26.4% of our common stock. Richard Kayne owns 75% of KA Holdings, Inc., a California corporation ("KA Holdings"), which owns all of Kayne Anderson Investment Managment, Inc., a Nevada corporation ("KAIM"). KAIM owns an 83.88% interest in Kayne Anderson Capital Advisors, L.P. with various individuals owning the rest. Kayne Anderson Capital Advisors serves as the general partner of and investment advisor to all of the other of these selling stockholders, other than Kayne Anderson Offshore Limited, which is a corporation and therefore does not have a general partner. Kayne Anderson Offshore Limited is wholly owned by Kayne Anderson Capital Advisors.

(6) As reported on Schedule 13D filed on November 1, 1999, Mr. Arthur E. Hall is the President and controlling stockholder of Hallco, Inc.

(7) We have been advised by Buena Vista IV Associates that the owners of Buena Vista IV Associates are Kenneth H. Iscol and certain members of his immediate family.

(8) We have been advised that the trustees of the Michael Targoff Insurance Trust UAD 1/3/90 are Mr. Richard Kayne and Ms. Cheri Targoff.

(9) We have been advised by the Newberg Family Trust that the ultimate beneficial owners of the Newberg Family Trust are Mr. Bruce L. Newberg and Ms. Nancy L. Newberg.

(10) We have been advised by EOS Partners, L.P. that Messrs. Steven Friedman and Brian D. Young are the general partners of EOS Partners, L.P.

(11) These selling stockholders are affiliates of Strome Investment Management L.P. Collectively, these selling stockholders own 1,153,850 shares of common stock, including shares of common stock issuable upon conversion of our Series F preferred stock and our Series G preferred stock, which constitutes approximately 6.3% of our common stock. As reported on
      Schedule 13G filed on December 31, 1999, SSCO, Inc. is the sole general partner of Strome Investment Management, L.P. Mark E. Strome is the trustee of the trust that is the controlling shareholder of SSCO, Inc.

                             PLAN OF DISTRIBUTION

     We have been advised by the selling stockholders that the shares offered by this prospectus may be sold from time to time by or for the account of the selling stockholders pursuant to this prospectus or pursuant to Rule 144 under the Securities Act of 1933. Sales of shares pursuant to this prospectus may be made in the over-the- counter market, on the American Stock Exchange or otherwise at prices and on terms then prevailing or at prices related to the then-current market price. In each case, how these shares are sold will be determined by the selling stockholders. Sales may be made directly or through agents designated from time to time, or through dealers or underwriters to be designated or in negotiated transactions.

     The shares may be sold by any one or more of the following methods:

          .    a block trade, which may involve crosses, in which the seller's broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
          .    purchases by a broker or dealer as principal and resale by the broker or dealer for their account pursuant to this prospectus;
          .    exchange distributions and/or secondary distributions in
               accordance with the rules of the American Stock Exchange;
          .    ordinary brokerage transactions and transactions in which the broker solicits purchasers;
          .    privately negotiated transactions;
          .    through put or call options transactions; and
          .    through short sales.

     If applicable law requires, we will add a supplement to this prospectus to disclose the following information about any particular offering:

          .    the specific shares to be sold;
          .    the names of the selling stockholders;
          .    the purchase prices and public offering prices;
          .    the names of any agent, dealer or underwriter making a sale of the shares; and
          .    any applicable commissions or discounts.

     The selling stockholders may sell shares directly to other purchasers, through agents or through broker- dealers. Any selling agents or broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders, from purchasers of shares for whom they act as agents, or from both sources. That compensation may be in excess of customary commissions.

     The selling stockholders and any broker-dealers that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with the sales. Any commissions, and any profit on the resale of shares, received by the selling stockholders and any such broker-dealers may be deemed to be underwriting discounts and commissions. We have been advised by each of the selling stockholders that they have not, as of the date of this prospectus, entered into any arrangement with any agent, broker or dealer for the sale of the shares.

     Pursuant to the agreement relating to the purchase of our Series F preferred stock by the selling stockholders, we have agreed to indemnify each selling stockholder and any underwriter of the shares, as well as such underwriter's officers, partners and directors and each person controlling such underwriter, against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders have agreed to indemnify us and any underwriter of the shares, as well as such underwriter's officers, directors, and each person who controls such underwriter, against certain liabilities, including liabilities arising under the Securities Act of 1933.

     We may suspend the use of this prospectus and any supplements hereto because of pending corporate developments, public filings with the Securities Exchange Commission or similar events.

     We will pay all costs and expenses incurred by us in connection with the registration of the sale of shares pursuant to this prospectus. We will not be responsible for any commissions, underwriting discounts or similar charges on sales of the shares.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (File No. 0-9808) that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d)of the Securities Exchange Act of 1934:


          .    Annual Report on Form 10-K for the fiscal year ended December 31,
               1999;
          .    Quarterly Report on Form 10-Q for the fiscal quarter ended March
               31, 2000;
          .    Quarterly Report on Form 10-Q for the fiscal quarter ended June
               30, 2000;
          .    Definitive Proxy Statement filed on April 28, 2000;
          .    Current Report on Form 8-K filed on June 15, 2000; and
          .    The description of Plains Resources Inc. common stock contained in our Form 8-A filed February 2, 1990.

     You may obtain a free copy of these filings by writing or telephoning our Investor Relations Department at the following address:

                    500 Dallas Street, Suite 700
                    Houston, Texas 77002
                    Telephone (713) 654-1414.

     This prospectus is part of a registration statement that we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide information other than that provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                 LEGAL MATTERS

     Michael R. Patterson, Esq., our former general counsel, issued an opinion to us about the legality of our common stock and beneficially owned 138,316 shares of our common stock at the time of the issuance of such opinion.

                                    EXPERTS

     The financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K of Plains Resources Inc. for the year ended December 31, 1999 have been so incorporated in reliance on the report (which contains a statement relating to the Company's restatement as described in Note 3 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                               RESERVE ENGINEERS

     Information relating to the estimated proved reserves of oil and natural gas and the related estimates of future net revenues and present values thereof for certain periods has been prepared by H. J. Gruy and Associates, Inc., Netherland, Sewell & Associates, Inc. and Ryder Scott Company, L.P., independent petroleum engineers, and we have incorporated it by reference into this prospectus in reliance on the authority of those firms as experts in petroleum engineering.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following is a statement of estimated expenses that we incurred in connection with the common stock being registered hereby, other than underwriting discounts and commissions.

     Securities and Exchange Commission Registration Fee...  $     18,773
     American Stock Exchange Listing Fees..................        17,500
     Legal Fees and Expenses...............................        62,000
     Accounting Fees and Expenses..........................         9,000
     Miscellaneous.........................................         2,727
                                                             ------------
          Total............................................  $    110,000
                                                             ============

     _________
     *To be filed by amendment.

Item 15. Indemnification of Directors and Officers

     Article Tenth of our Second Restated Certificate of Incorporation provides that we shall indemnify to the full extent authorized or permitted by law any person made, or threatened to be made, a party to any action, suit or proceeding (whether civil, criminal or otherwise) by reason of fact that he, his testator or intestate, is or was one of our directors or officers or by reason of the fact that such director or officer, at our request, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity. The rights to indemnification set forth above are not exclusive of any other rights to which such person may be entitled under any statute, provision of our Second Restated Certificate of Incorporation or bylaws, agreements, vote of stockholders or disinterested directors or otherwise.

     Additionally, Article VIII of our Bylaws provides for mandatory indemnification to at least the extent specifically allowed by Section 145 of the General Corporation Law of the State of Delaware (the "GCL"). The Bylaws generally follow the language of Section 145 of the GCL, but in addition specify that any director, officer, employee or agent may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under the Bylaws, notwithstanding any contrary determination denying indemnification made by our board of directors, by independent legal counsel, or by the stockholders, and notwithstanding the absence of any determination with respect to indemnification. The Bylaws also specify circumstances in which a finding is required that the person seeking indemnification acted in good faith, for purposes of determining whether indemnification is available. Under the Bylaws, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on our records or books of account or those of another enterprise, or on information supplied to him by our officers or those of another enterprise in the course of their duties, or on the advice of our legal counsel or that of another enterprise or on information or records given or reports made to us or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by us or another enterprise.

     Pursuant to Section 145 of the GCL, we generally have the power to indemnify our current and former directors, officers, employees and agents against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in our right, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to us unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. We also have the power to purchase and maintain insurance for such persons.

     The above discussion of our Second Restated Certificate of Incorporation and Bylaws, and Section 145 of the GCL is not intended to be exhaustive and is qualified in its entirety by each of such documents and such statute.

     We have entered into employment agreements containing indemnification provisions with Mr. Greg L. Armstrong, our President and Chief Executive Officer and Harry N. Pefanis, our Executive Vice President - Midstream. Pursuant to such agreements, we have agreed to indemnify and hold them harmless to the fullest extent permitted by law, from any loss, damage or liability incurred in the course of their employment. The amount paid by us is reducible by the amount of insurance paid to or on their behalf with respect to any event giving rise to indemnification. Their right to indemnification is to survive their death or termination of employment and the termination of their employment agreement. Our board of directors has also authorized an employment agreement with Mr. William
C. Egg, Jr., our Executive Vice President and Chief Operating Officer -Upstream, which, as authorized, will have indemnification provisions substantially the same as Messrs. Armstrong's and Pefanis' agreements described above.

Item 16. Exhibits and Financial Statement Schedules

     (a) Exhibits

     2.1  --   Stock Purchase Agreement dated as of March 15, 1998, among Plains
               Resources Inc., Plains All American Inc. and Wingfoot Ventures
               Seven Inc. (incorporated by reference to Exhibit 2(b) to the Company's Annual Report on Form 10-K for the year ended December
               31, 1997).

     4.1  --   Indenture dated as of March 15, 1996, among the Company, the
               Subsidiary Guarantors named therein and Texas Commerce Bank
               National Association, as Trustee for the Company's 10 1/4% Senior
               Subordinated Notes due 2006, Series A and Series B (incorporated by reference to Exhibit 4(b) to the Company's Form S-3
               (Registration No. 333-1851)).

     4.2  --   Indenture dated as of July 21, 1997, among the Company, the
               Subsidiary Guarantors named therein and Texas Commerce Bank
               National Association, as Trustee for the Company's 10 1/4% Senior
               Subordinated Notes due 2006, Series C and Series D (incorporated by reference to Exhibit 4 to the Company's Quarterly Report on Form 10- Q for the quarterly period ended June 30, 1997).

     4.3  --   Specimen Common Stock Certificate (incorporated by reference to
               Exhibit 4 to the Company's Form S-1 Registration Statement (Reg.
               No. 33-33986)).

     4.4  --   Purchase Agreement for Stock Warrant dated May 16, 1994, between
               Plains Resources Inc. and Legacy Resources, Co., L.P.
               (incorporated by reference to Exhibit 4(d) to the Company's
               Quarterly Report on Form 10-Q for the quarterly period ended June
               30, 1994).

     4.5  --   Warrant dated November 12, 1997, to Shell Land & Energy Company for the purchase of 150,000 shares of Common Stock (incorporated by reference to Exhibit 4(d) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997).

     4.6  --   Indenture dated as of September 15, 1999, among Plains Resources
               Inc., the Subsidiary Guarantors named therein and Chase Bank of Texas, National Association, as Trustee

               (incorporated by reference to Exhibit 4(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999).

     4.7  --   Registration Rights Agreement dated as of September 22, 1999, among Plains Resources Inc., the Subsidiary Guarantors named therein, J.P. Morgan Securities Inc. and First Union Capital
               Markets Corp. (incorporated by reference to Exhibit 4(b) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999).

     4.8  --   Stock Purchase Agreement dated as of December 15, 1999, among
               Plains Resources Inc. and the purchasers named therein
               (incorporated by reference to Exhibit 4(g) to the Company's
               Annual Report on Form 10-K for the year ended December 31, 1999).

     4.9  --   Amendment to Stock Purchase Agreement dated as of December 17,
               1999, among Plains Resources Inc. and the purchasers named therein (incorporated by reference to Exhibit 4(h) to the Company's Annual Report on Form 10-K for the year ended December
               31, 1999)

     +5.1 --   Opinion of Michael R. Patterson, Esq.

     10.1 -- Employment Agreement dated as of March 1, 1993, between the Company and Greg L. Armstrong (incorporated by reference to
               Exhibit 10(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993).

     10.2 -- The Company's 1991 Management Options (incorporated by reference to Exhibit 4.1 to the Company's Form S-8 Registration Statement (Reg. No. 33-43788)).

     10.3 -- The Company's 1992 Stock Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company's Form S-8 Registration Statement (Reg. No. 33-48610)).

     10.4 -- The Company's Amended and Restated 401(k) Plan (incorporated by reference to Exhibit 10(d) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

     10.5 -- The Company's 1996 Stock Incentive Plan (incorporated by reference to Exhibit 4 to the Company's Form S-8 Registration Statement (Reg. No. 333-06191)).

     10.6 -- Stock Option Agreement dated August 27, 1996 between the Company and Greg L. Armstrong (incorporated by reference to Exhibit 10(l) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

     10.7 -- Stock Option Agreement dated August 27, 1996 between the Company and William C. Egg Jr. (incorporated by reference to Exhibit 10(m) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

     10.8 -- First Amendment to the Company's 1992 Stock Incentive Plan (incorporated by reference to Exhibit 10(n) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

     10.9 -- Second Amendment to the Company's 1992 Stock Incentive Plan (incorporated by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997).

     10.10 -- Fourth Amended and Restated Credit Agreement dated May 22,1998, among the Company and ING (U.S.) Capital Corporation, et. al. (incorporated by reference to Exhibit 10(y) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998)

     10.11 -- First Amendment to Plains Resources Inc. 1996 Stock Incentive Plan dated May 21, 1998 (incorporated by reference to Exhibit 10(z) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998)

     10.12 -- Third Amendment to Plains Resources Inc. 1992 Stock Incentive Plan dated May 21, 1998 (incorporated by reference to Exhibit 10(aa) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998)

     10.13 -- First Amendment to Fourth Amended and Restated Credit Agreement dated as of November 17, 1998, among the Company and ING (U.S.) Capital Corporation, et. al. (incorporated by reference to Exhibit 10(m) to the Company's Annual Report on Form 10-K for the year ended December 31, 1998).

     10.14 -- Second Amendment to Fourth Amended and Restated Credit Agreement dated as of March 15, 1999, among the Company and ING (U.S.) Capital Corporation, et. al. (incorporated by reference to Exhibit 10(n) to the Company's Annual Report on Form 10-K for the year ended December 31, 1998).

     10.15 --  Employment Agreement dated as of November 23, 1998, between Harry
               N. Pefanis and the Company (incorporated by reference to Exhibit 10(o) to the Company's Annual Report on Form 10-K for the year ended December 31, 1998).

     10.16 -- Purchase and Sale Agreement dated June 4, 1999, by and among the Company, Chevron U.S.A., Inc., and Chevron Pipe Line Company (incorporated by reference to Exhibit 10(h) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999).

     10.17 -- Third Amendment to Fourth Amended and Restated Credit Agreement dated June 21, 1999, among the Company and ING (U.S.) Capital Corporation, et. al. (incorporated by reference to Exhibit 10(p) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999).

     10.18 -- Second Amendment to Plains Resources 1996 Stock Incentive Plan dated May 20, 1999 (incorporated by reference to Exhibit 10(q) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999).

     10.19 -- Fourth Amendment to Fourth Amended and Restated Credit Agreement dated September 15, 1999, among the Company and First Union National Bank, et al. (incorporated by reference to Exhibit 10(q) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999).

     10.20 -- Fifth Amendment to Fourth Amended and Restated Credit Agreement dated December 1, 1999, among the Company and First Union National Bank, et al. (incorporated by reference to Exhibit 10(t) to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).

     10.21 -- Sixth Amendment to the Fourth Amended and Restated Credit Agreement dated June 12, 2000, among the Company and First Union National Bank, et al. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000).

     10.22 -- Contribution, Conveyance and Assumption Agreement among Plains All American Pipeline, L.P. and certain other parties dated as of November 23, 1998 (incorporated by reference to Exhibit 10.03 to Annual Report on Form 10-K for Plains All American Pipeline, L.P. for the Year Ended December 31, 1998).

     10.23 -- Plains All American Inc., 1998 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.04 to Annual Report on Form 10-K for Plains All American Pipeline, L.P. for the Year Ended December 31, 1998).

     10.24 -- Plains All American Inc., 1998 Management Incentive Plan Plains All American Inc., 1998 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.05 to Annual Report on Form 10-K for Plains All American Pipeline, L.P. for the Year Ended December 31, 1998).

     10.25 -- Crude Oil Marketing Agreement among Plains Resources Inc., Plains Illinois Inc., Stocker Resources, L.P., Calumet Florida, Inc. and Plains Marketing, L.P. dated as of November 23, 1998 (incorporated by reference to Exhibit 10.07 to Annual Report on Form 10-K for Plains All American Pipeline, L.P. for the Year Ended December 31, 1998).

     10.26 -- Omnibus Agreement among Plains Resources Inc., Plains All American Pipeline, L.P., Plains Marketing, L.P., All American Pipeline, L.P., and Plains All American Inc. dated as of November 23, 1998 (incorporated by reference to Exhibit 10.08 to Annual Report on Form 10-K for Plains All American Pipeline, L.P. for the Year Ended December 31, 1998).

     10.27 -- Transportation Agreement dated July 30, 1993, between All American Pipeline Company and Exxon Company, U.S.A. (incorporated by reference to Exhibit 10.9 to Registration Statement filed by Plains All American Pipeline, L.P., file No. 333-64107).

     10.28 -- Transportation Agreement dated August 2, 1993, between All American Pipeline Company and Texaco Trading and Transportation Inc., Chevron U.S.A. and Sun Operating Limited Partnership (incorporated by reference to Exhibit 10.10 to Registration Statement filed by Plains All American Pipeline, L.P., file No. 333-64107).

     10.29 -- Form of Transaction Grant Agreement (Payment on Vesting) (incorporated by reference to Exhibit 10.12 to Registration Statement filed by Plains All American Pipeline, L.P., file No. 333-64107).

     10.30 -- First Amendment to Contribution, Conveyance and Assumption Agreement dated as of December 15, 1998 (incorporated by reference to Exhibit 10.13 to Annual Report on Form 10-K for Plains All American Pipeline, L.P. for the Year Ended December 31, 1998).

     10.31 -- Agreement for Purchase and Sale of Membership Interest in Scurlock Permian LLC between Marathon Ashland LLC and Plains Marketing, L.P. dated as of March 17, 1999 (incorporated by reference to Exhibit 10.16 to Annual Report on Form 10-K for Plains All American Pipeline, L.P. for the Year Ended December 31, 1998).

     10.32 -- Asset Sales Agreement between Chevron Pipe Line Company and Plains Marketing, L.P. dated as of April 16, 1999 (incorporated by reference to Exhibit 10.17 to Quarterly Report on Form 10-Q for Plains All American Pipeline, L.P. for the Quarter Ended March 31, 1999).

     10.33 -- Transaction Grant Agreement with Greg L. Armstrong (incorporated by reference to Exhibit 10.20 to Registration Statement on Form S-1 for Plains All American Pipeline, L.P., file no. 333-86907).

     10.34 -- Pipeline Sale and Purchase Agreement dated January 31, 2000, among Plains All American Pipeline, L.P., All American Pipeline, L.P., El Paso Natural Gas Company and El Paso Pipeline Company (incorporated by reference to Exhibit 10.27 to Annual Report on Form 10-K for Plains All American Pipeline, L.P. for the Year Ended December 31, 1999).

     10.35 -- Credit Agreement [Letter of Credit and Hedged Inventory Facility] dated May 8, 2000, among Plains Marketing, L.P., All American Pipeline, L.P., Plains All American Pipeline, L.P. and Fleet National Bank and certain other lenders. (incorporated by reference to Exhibit 10.01 to the Quarterly Report on Form 10-Q for Plains All American Pipeline, L.P. for the quarterly period ended March 31, 2000).

     10.36 -- Credit Agreement [Revolving Credit Facility] dated May 8, 2000, among Plains Marketing, L.P., All American Pipeline, L.P., Plains All American Pipeline, L.P. and Fleet National Bank and certain other lenders (incorporated by reference to Exhibit 10.02 to the Quarterly Report on Form 10-Q for Plains All American Pipeline, L.P. for the quarterly period ended March 31, 2000).

     +23.1  -- Consent of Michael R. Patterson, Esq. (contained in Exhibit 5).

     ++23.2 -- Consent of PricewaterhouseCoopers LLP

     +23.3  -- Consent of Netherland, Sewell & Associates, Inc.

     +23.4  -- Consent of H.J. Gruy and Associates, Inc.

     +23.5  -- Consent of Ryder Scott Company, L.P.

     +24.1  -- Powers of Attorney (included at page II-4 of this Registration
               Statement as originally filed).

_________
+ Previously filed.
++ Filed herewith.

Item 17. Undertakings

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"); (ii) to reflect in this prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraph (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, then the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 31st day of August, 2000.

                             PLAINS RESOURCES INC.

                             By:       /s/ Greg L. Armstrong
                                   --------------------------------
                                   Greg L. Armstrong, President and
                                    Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment to Registration Statement has been signed by the following persons, in the capacities indicated on the 31st day of August, 2000.

                  Signature                                        Capacity
                  ---------                                        --------

          /s/ Greg L. Armstrong                 President, Chief Executive Officer and Director
      -----------------------------                      (Principal Executive Officer)
            Greg L. Armstrong


           /s/ Jerry L. Dees*                                      Director
      -----------------------------
              Jerry L. Dees


         /s/ Tom H. Delimitros*                                    Director
      -----------------------------
            Tom H. Delimitros


         /s/ Cynthia A. Feeback                    Vice President - Accounting and Assistant
      -----------------------------                Treasurer (Principal Accounting Officer)
           Cynthia A. Feeback


        /s/ William M. Hitchcock*                                  Director
      -----------------------------
          William M. Hitchcock


          /s/ Phillip D. Kramer                  Executive Vice President, Treasurer and Chief
      -----------------------------             Financial Officer (Principal Financial Officer)
            Phillip D. Kramer


           /s/ Dan M. Krausse*                        Chairman of the Board and Director
      -----------------------------
             Dan M. Krausse

           /s/ John H. Lollar*                             Director
      -----------------------------
             John H. Lollar


         /s/ Robert V. Sinnott*                            Director
      -----------------------------
            Robert V. Sinnott


          /s/ J. Taft Symonds*                             Director
      -----------------------------
             J. Taft Symonds

*By:  /s/ Phillip D. Kramer
      Phillip D. Kramer, as attorney-in-fact
      for the persons indicated

                               INDEX TO EXHIBITS

Exhibit
Number
------

2.1    --     Stock Purchase Agreement dated as of March 15, 1998, among Plains
              Resources Inc., Plains All American Inc. and Wingfoot Ventures
              Seven Inc. (incorporated by reference to Exhibit 2(b) to the Company's Annual Report on Form 10-K for the year ended December
              31, 1997).

4.1    --     Indenture dated as of March 15, 1996, among the Company, the
              Subsidiary Guarantors named therein and Texas Commerce Bank
              National Association, as Trustee for the Company's 10 1/4% Senior
              Subordinated Notes due 2006, Series A and Series B (incorporated by reference to Exhibit 4(b) to the Company's Form S-3
              (Registration No. 333-1851)).

4.2    --     Indenture dated as of July 21, 1997, among the Company, the
              Subsidiary Guarantors named therein and Texas Commerce Bank
              National Association, as Trustee for the Company's 10 1/4% Senior
              Subordinated Notes due 2006, Series C and Series D (incorporated by reference to Exhibit 4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997).

4.3    --     Specimen Common Stock Certificate (incorporated by reference to
              Exhibit 4 to the Company's Form S-1 Registration Statement (Reg.
              No. 33-33986)).

4.4    --     Purchase Agreement for Stock Warrant dated May 16, 1994, between
              Plains Resources Inc. and Legacy Resources, Co., L.P.
              (incorporated by reference to Exhibit 4(d) to the Company's
              Quarterly Report on Form 10-Q for the quarterly period ended June
              30, 1994).

4.5    --     Warrant dated November 12, 1997, to Shell Land & Energy Company for the purchase of 150,000 shares of Common Stock (incorporated by reference to Exhibit 4(d) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997).

4.6    --     Indenture dated as of September 15, 1999, among Plains Resources
              Inc., the Subsidiary Guarantors named therein and Chase Bank of Texas, National Association, as Trustee (incorporated by reference to Exhibit 4(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999).

4.7    --     Registration Rights Agreement dated as of September 22, 1999, among Plains Resources Inc., the Subsidiary Guarantors named therein, J.P. Morgan Securities Inc. and First Union Capital
              Markets Corp. (incorporated by reference to Exhibit 4(b) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999).

4.8    --     Stock Purchase Agreement dated as of December 15, 1999, among
              Plains Resources Inc. and the purchasers named therein
              (incorporated by reference to Exhibit 4(g) to the Company's Annual
              Report on Form 10-K for the year ended December 31, 1999).

4.9    --     Amendment to Stock Purchase Agreement dated as of December 17,
              1999, among Plains Resources Inc. and the purchasers named therein
              (incorporated by reference to Exhibit 4(h) to the Company's Annual
              Report on Form 10-K for the year ended December 31, 1999)

+5.1   --     Opinion of Michael R. Patterson, Esq.

10.1   --     Employment Agreement dated as of March 1, 1993, between the
              Company and Greg L. Armstrong (incorporated by reference to
              Exhibit 10(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993).

10.2   --     The Company's 1991 Management Options (incorporated by reference to Exhibit 4.1 to the Company's Form S-8 Registration Statement
              (Reg. No. 33-43788)).

10.3   --     The Company's 1992 Stock Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company's Form S-8 Registration Statement
              (Reg. No. 33-48610)).

10.4   --     The Company's Amended and Restated 401(k) Plan (incorporated by reference to Exhibit 10(d) to the Company's Annual Report on Form
              10-K for the year ended December 31, 1996).

10.5   --     The Company's 1996 Stock Incentive Plan (incorporated by reference to Exhibit 4 to the Company's Form S-8 Registration Statement
              (Reg. No. 333-06191)).

10.6   --     Stock Option Agreement dated August 27, 1996 between the Company and Greg L. Armstrong (incorporated by reference to Exhibit 10(l) to the Company's Annual Report on Form 10-K for the year ended
              December 31, 1996).

10.7   --     Stock Option Agreement dated August 27, 1996 between the Company and William C. Egg Jr. (incorporated by reference to Exhibit 10(m) to the Company's Annual Report on Form 10-K for the year ended
              December 31, 1996).

10.8   --     First Amendment to the Company's 1992 Stock Incentive Plan
              (incorporated by reference to Exhibit 10(n) to the Company's
              Annual Report on Form 10-K for the year ended December 31, 1996).

10.9   --     Second Amendment to the Company's 1992 Stock Incentive Plan
              (incorporated by reference to Exhibit 10(b) to the Company's
              Quarterly Report on Form 10-Q for the quarterly period ended June
              30, 1997).

10.10  --     Fourth Amended and Restated Credit Agreement dated May 22,1998, among the Company and ING (U.S.) Capital Corporation, et. al.
              (incorporated by reference to Exhibit 10(y) to the Company's
              Quarterly Report on Form 10-Q for the quarterly period ended June
              30, 1998)

10.11  --     First Amendment to Plains Resources Inc. 1996 Stock Incentive Plan
              dated May 21, 1998 (incorporated by reference to Exhibit 10(z) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998)

10.12  --     Third Amendment to Plains Resources Inc. 1992 Stock Incentive Plan
              dated May 21, 1998 (incorporated by reference to Exhibit 10(aa) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998)

10.13  --     First Amendment to Fourth Amended and Restated Credit Agreement
              dated as of November 17, 1998, among the Company and ING (U.S.)
              Capital Corporation, et. al. (incorporated by reference to Exhibit
              10(m) to the Company's Annual Report on Form 10-K for the year ended December 31, 1998).

10.14  --     Second Amendment to Fourth Amended and Restated Credit Agreement
              dated as of March 15, 1999, among the Company and ING (U.S.)
              Capital Corporation, et. al. (incorporated by reference to Exhibit
              10(n) to the Company's Annual Report on Form 10-K for the year ended December 31, 1998).

10.15  --     Employment Agreement dated as of November 23, 1998, between Harry
              N. Pefanis and the Company (incorporated by reference to Exhibit
              10(o) to the Company's Annual Report on Form 10-K for the year ended December 31, 1998).

10.16  --     Purchase and Sale Agreement dated June 4, 1999, by and among the
              Company, Chevron U.S.A., Inc., and Chevron Pipe Line Company
              (incorporated by reference to Exhibit 10(h) to the Company's
              Quarterly Report on Form 10-Q for the quarterly period ended June
              30, 1999).

10.17  --     Third Amendment to Fourth Amended and Restated Credit Agreement
              dated June 21, 1999, among the Company and ING (U.S.) Capital
              Corporation, et. al. (incorporated by reference to Exhibit 10(p) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999).

10.18  --     Second Amendment to Plains Resources 1996 Stock Incentive Plan
              dated May 20, 1999 (incorporated by reference to Exhibit 10(q) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999).

10.19  --     Fourth Amendment to Fourth Amended and Restated Credit Agreement
              dated September 15, 1999, among the Company and First Union
              National Bank, et al. (incorporated by reference to Exhibit 10(q) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999).

10.20  --     Fifth Amendment to Fourth Amended and Restated Credit Agreement
              dated December 1, 1999, among the Company and First Union National
              Bank, et al. (incorporated by reference to Exhibit 10(t) to the Company's Annual Report on Form 10-K for the year ended December
              31, 1999).

10.21  --     Sixth Amendment to the Fourth Amended and Restated Credit
              Agreement dated June 12, 2000, among the Company and First Union
              National Bank, et al. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000).

10.22  --     Contribution, Conveyance and Assumption Agreement among Plains All
              American Pipeline, L.P. and certain other parties dated as of November 23, 1998 (incorporated by reference to Exhibit 10.03 to
              Annual Report on Form 10-K for Plains All American Pipeline, L.P.
              for the Year Ended December 31, 1998).

10.23  --     Plains All American Inc., 1998 Long-Term Incentive Plan
              (incorporated by reference to Exhibit 10.04 to Annual Report on Form 10-K for Plains All American Pipeline, L.P. for the Year
              Ended December 31, 1998).

10.24  --     Plains All American Inc., 1998 Management Incentive Plan Plains
              All American Inc., 1998 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.05 to Annual Report on Form 10-K for
              Plains All American Pipeline, L.P. for the Year Ended December 31,
              1998).

10.25  --     Crude Oil Marketing Agreement among Plains Resources Inc., Plains
              Illinois Inc., Stocker Resources, L.P., Calumet Florida, Inc. and
              Plains Marketing, L.P. dated as of November 23, 1998 (incorporated by reference to Exhibit 10.07 to Annual Report on Form 10-K for Plains All American Pipeline, L.P. for the Year Ended December 31,
              1998).

10.26  --     Omnibus Agreement among Plains Resources Inc., Plains All American
              Pipeline, L.P., Plains Marketing, L.P., All American Pipeline,
              L.P., and Plains All American Inc. dated as of November 23, 1998
              (incorporated by reference to Exhibit 10.08 to Annual Report on Form 10-K for Plains All American Pipeline, L.P. for the Year
              Ended December 31, 1998).

10.27  --     Transportation Agreement dated July 30, 1993, between All American
              Pipeline Company and Exxon Company, U.S.A. (incorporated by reference to Exhibit 10.9 to Registration Statement filed by Plains All American Pipeline, L.P., file No. 333-64107).

10.28  --     Transportation Agreement dated August 2, 1993, between All
              American Pipeline Company and Texaco Trading and Transportation
              Inc., Chevron U.S.A. and Sun Operating Limited Partnership
              (incorporated by reference to Exhibit 10.10 to Registration
              Statement filed by Plains All American Pipeline, L.P., file No.
              333-64107).

10.29  --     Form of Transaction Grant Agreement (Payment on Vesting)
              (incorporated by reference to Exhibit 10.12 to Registration
              Statement filed by Plains All American Pipeline, L.P., file No.
              333-64107).

10.30  --     First Amendment to Contribution, Conveyance and Assumption
              Agreement dated as of December 15, 1998 (incorporated by reference to Exhibit 10.13 to Annual Report on Form 10-K for Plains All
              American Pipeline, L.P. for the Year Ended December 31, 1998).

10.31  --     Agreement for Purchase and Sale of Membership Interest in Scurlock
              Permian LLC between Marathon Ashland LLC and Plains Marketing,
              L.P. dated as of March 17, 1999 (incorporated by reference to Exhibit 10.16 to Annual Report on Form 10-K for Plains All
              American Pipeline, L.P. for the Year Ended December 31, 1998).

10.32  --     Asset Sales Agreement between Chevron Pipe Line Company and Plains
              Marketing, L.P. dated as of April 16, 1999 (incorporated by reference to Exhibit 10.17 to Quarterly Report on Form 10-Q for
              Plains All American Pipeline, L.P. for the Quarter Ended March 31,
              1999).

10.33  --     Transaction Grant Agreement with Greg L. Armstrong (incorporated by reference to Exhibit 10.20 to Registration Statement on Form S-
              1 for Plains All American Pipeline, L.P., file no. 333-86907).

10.34  --     Pipeline Sale and Purchase Agreement dated January 31, 2000, among
              Plains All American Pipeline, L.P., All American Pipeline, L.P.,
              El Paso Natural Gas Company and El Paso Pipeline Company
              (incorporated by reference to Exhibit 10.27 to Annual Report on Form 10-K for Plains All American Pipeline, L.P. for the Year
              Ended December 31, 1999).

10.35  --     Credit Agreement [Letter of Credit and Hedged Inventory Facility]
              dated May 8, 2000, among Plains Marketing, L.P., All American
              Pipeline, L.P., Plains All American Pipeline, L.P. and Fleet
              National Bank and certain other lenders. (incorporated by reference to Exhibit 10.01 to the Quarterly Report on Form 10-Q for Plains All American Pipeline, L.P. for the quarterly period ended March 31, 2000).

10.36  --     Credit Agreement [Revolving Credit Facility] dated May 8, 2000, among Plains Marketing, L.P., All American Pipeline, L.P., Plains
              All American Pipeline, L.P. and Fleet National Bank and certain other lenders (incorporated by reference to Exhibit 10.02 to the Quarterly Report on Form 10-Q for Plains All American Pipeline,
              L.P. for the quarterly period ended March 31, 2000).

+23.1  --     Consent of Michael R. Patterson, Esq. (contained in Exhibit 5).

++23.2 --     Consent of PricewaterhouseCoopers LLP

+23.3  --     Consent of Netherland, Sewell & Associates, Inc.

+23.4  --     Consent of H.J. Gruy and Associates, Inc.

+23.5  --     Consent of Ryder Scott Company, L.P.

+24.1  --     Powers of Attorney (included at page II-4 of this Registration
              Statement as originally filed).

--------------
+ Previously filed.
++ Filed herewith.